May 18, 2001

The Board of Directors
Mining Services International Corporation
8805 South Sandy Parkway
Sandy, Utah 84070

Dear Board Members:

You have requested that Christenberry Collet & Company, Inc. ("CCCO") provide you with an update to its original opinion dated November 29, 2000 (as attached) as to the fairness, from a financial point of view, of the consideration to be paid by Union Espanola de Explosives S.A. ("UEE") and its wholly owned subsidiaries Union Espanola de Explosivos-MSI International, S.A., a Spanish S.A., and Mining Services International, Inc. ("UEM"), a Delaware corporation and successor to UMSI Acquisition Co., for substantially all the assets of Mining Services International Corporation's ("MSI") explosives business ("the Business") pursuant to an Amendment to the Asset Purchase Agreement ("the Amendment") dated May 18, 2001, (thereafter "the closing date" or "the valuation date") between MSI, UEM, a wholly owned subsidiary of UEE, and UEE. Prior to the closing date, the Business was primarily engaged in the manufacturing and selling of commercial explosives used in the mining and construction industries.

Under the terms of the Amendment, UEM will purchase substantially all of the assets of the Business (defined in the Agreement) including shares or interests it owns in foreign subsidiaries (listed in the Disclosure Schedules to the Asset Purchase Agreement ("Agreement")) and assume substantially all of the related liabilities (defined in the Amendment) including its interest-bearing obligations (approximately $7,606,000 at December 31, 2000) for an amount of cash equal to six million three hundred and fifty thousand dollars ($6,350,000) based on the adjusted net asset value of the Business on June 30, 2000. As additional consideration in the Amendment, UEM will assume a note in the amount of one million dollars ($1,000,000) that is owed to a subsidiary of MSI (not included in the assets being sold in the Amendment) through an inter-company transaction. The determination of the final asset purchase price is subject to a post-closing calculation of net asset value as defined in the Amendment. Additionally, closing is subject to approval and adoption of the Agreement and Amendment by the stockholders of MSI and to the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.


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The Board of Directors
Mining Services International Corporation
Page 2 of 3

In arriving at the updated opinion set forth below, CCCO has performed the following procedures:

1.       Reviewed the Amendment to the Asset Purchase Agreement dated
         May 18, 2001.

2. Reviewed the consolidated financial statements of MSI for the year ended December 31, 2000, as well as the proforma adjusted financial statement for the same period.

3.       Reviewed a draft of the Proxy Statement as of May 10, 2001.

4. Conducted discussions with members of the management of MSI concerning the current state of the Business, specifically concerning the negative impact of Tennessee Blasting Services, LLC on valuation, future prospects of the Business, and the estimated liquidation values of the assets of the Business.

5. Compared the results of operations of the Business with that of certain companies that we deemed relevant.

6. Performed such other analyses and reviewed and analyzed such other information as CCCO deemed appropriate and necessary to reach our amended opinion regarding the fairness of the transaction, from a financial point of view.

In our review and analysis and in formulating our updated opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to or discussed with us and we have not assumed any responsibility for independent verification of any of such information. CCCO did not independently estimate or otherwise verify the liquidation value of the assets being sold or independently verify the accuracy of the historic or projected financial results of the Business.

CCCO has further relied on the assurances of MSI management that they are not aware of any facts that would make such financial or other information inaccurate, incomplete or misleading. With respect to forecasts, financial projections, and estimates of liquidation values of the Business provided by MSI management, CCCO assumed that these estimates were reasonably prepared reflecting the best available estimates and judgments of management at the time of their preparation as to the future performance of the Business. CCCO has further assumed that any material liabilities (contingent or otherwise) of the Business are as set forth in the financial statements that are included in the Disclosure Schedules.

Our updated opinion addresses only the fairness from a financial point of view to the stockholders of MSI of the consideration to be received by MSI under the terms of the Amendment and we do not express any views or opinions on any other

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The Board of Directors
Mining Services International Corporation
Page 3 of 3


aspect of the transaction including the legal structure, accounting treatment, and tax consequences of the Amendment.

Our opinion is necessarily based on economic, market, financial and other conditions, as they exist on the date of this letter, as well as on financial and other information at this date. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion.

Based on the foregoing and such other factors, as we deem relevant, we are of the opinion that the consideration to be received by MSI under the terms of the Amendment is fair to the shareholders of MSI from a financial point of view.

Very truly yours,

Christenberry Collet & Company, Inc.



By: /s/
    ----------------------------------------
         John I. Hense, Jr.
         Partner